Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Target Arm Inc.
12 Fisher Ln
Ridgefield, CT 06877
https://www.targetarm.com

Up to $4,774,421.25 in Common Stock at $2.25
Minimum Target Amount: $14,998.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Target Arm Inc.
Address: 12 Fisher Ln, Ridgefield, CT 06877
State of Incorporation: DE
Date Incorporated: January 23, 2020

Terms:

Equity

Offering Minimum: $14,998.50 | 6,666 shares of Common Stock
Offering Maximum: $4,774,421.25 | 2,121,965 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $499.50

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Perks*

Time-Based Perks

Early Bronze - Invest $1,000+ within the first 3 weeks and receive 15% bonus shares

Early Silver - Invest $2,500+ within the first 3 weeks and receive 20% bonus shares

Early Gold - Invest $5,000+ within the first 3 weeks and receive 25% bonus shares

Early Platinum - Invest $10,000+ within the first 3 weeks and receive 30% bonus shares

Early Diamond - Invest $25,000+ within the first 3 weeks and receive 35% bonus shares

Flash 1 - Invest $1,000+ Days 42-47 and receive 10% bonus shares

Flash 2 - Invest $2,500+ Days 42-47 and receive 15% bonus shares

Flash 3 - Invest $5,000+ Days 42-47 and receive 20% bonus shares

Flash 4 - Invest $10,000+ Days 42-47 and receive 25% bonus shares

Flash 5 - Invest $25,000+ Days 42-47 and receive 30% bonus shares

Flash 6 - Invest $1,000+ Days 68-73 and receive 5% bonus shares

Flash 7 - Invest $2,500+ Days 68-73 and receive 10% bonus shares

Flash 8 - Invest $5,000+ Days 68-73 and receive 15% bonus shares

Flash 9 - Invest $10,000+ Days 68-73 and receive 20% bonus shares

Flash 10 - Invest $25,000+ Days 68-73 and receive 25% bonus shares

Volume-Based Perks**

Dream: $5,000+ - Receive 5% Bonus Shares

Impact: $10,000+ Receive 7% Bonus Shares

Empower: $25,000+ Receive 10% Bonus Shares

Inspire: $50,000+ Receive 15% Bonus Shares

Innovate: $100,000+ Receive 25% Bonus Shares

Loyalty Perk

As you are a previous investor or an employee of the company or a friend or family in Target Arm Inc., you are eligible for additional bonus shares (25%).

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Target Arm Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, Loyalty Perk, and Reservations Perk in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Target Arm Inc. ("Target Arm" or the "Company"), established in 2020, is a robotics hardware and software company based in Delaware, with a wholly-owned subsidiary, TA Properties New Milford LLC, in Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022. The cutting-edge 6,500 ft2 R&D facility in New Milford serves as the epicenter of innovation and rapid prototyping for their flagship products, Ralar and Tular; as well as engineering office space.

Ralar and Tular are revolutionary devices enabling autonomous launch and recovery of drones from moving vehicles, targeting both commercial and military applications. The Tular line of products now includes Ralar (Robotic Arm Launch and Recovery), along with 3 AI-enhanced software products (TRACKR Sensor Fusion Engine, TurboFly Wrap Around Flight Controller, and Maestro Mission Controller). With ten AFWERX and Army Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) from the DoD, the Company has combined this non-dilutive R&D capital with its venture capital to accelerate product development to the Minimally Viable Product (MVP) stage.

Intellectual Property

Target Arm Inc. holds intellectual property, including three USPTO patents and proprietary technology, crucial for its pioneering solutions in autonomous drone launch and recovery. Target Arm Inc. holds patents related to autonomous drone launch and recovery technology, covering aspects such as system design, control algorithms, and integration with moving vehicles.

Jeffrey Mcchesney, CEO and Founder of Target Arm, assigned his three patents solely to the company. The three issued and granted United States Patent and Trademark Office (USPTO) patents are:

US 9650156: Pin Array Chamber Systems and Methods for Releasing and Capturing Moving Objects

US 10077095: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object - Maritime US 10457419: Pin Array Chamber Systems and Methods for Releasing and Capturing a Moving Object - Space.

The company has also filed a non-provisional patent with the USPTO centered around our Ralar technology, which is pending. That application is US 18/897,012, Method for precision localization of aircraft in dynamic Euclidean reference frames while moving, filed on 09/26/24.

In addition to the assignment of patents, Target Arm has filed and has received USPTO-granted trademarks for "Target Arm" and for one of its commercial products, "Tular." The trademark for Ralar is in the final stages of approval at the USPTO at the date of this filing.

Target Arm Inc. was initially organized as Target Arm LLC, a Connecticut limited liability company on April 18, 2017, and converted to a Delaware corporation on January 23, 2020.

Competitors and Industry

Competitors

We believe Target Arm sets itself apart with its patented Tular and Ralar devices, enabling autonomous launch and recovery of drones from any moving vehicle, at all speeds, and even in windy conditions. While the public may think launching and recovering drones from moving vehicles and platforms is already proven and in existence, the opposite is true today. Add in the need for reliability and repeatability, and the problem becomes really hard to launch a drone, and even much harder to recover one, to a moving vehicle or platform due to aerodynamics and physics. The Company has solved this problem with reliable and repeatable technology. Unlike competitors, Target Arm's technology is vehicle-agnostic and drone-agnostic and offers unmatched versatility and reliability at any speed, and in any medium (air, water or space). Additionally, Target Arm's focus on rapid innovation and strategic partnerships with industry leaders positions it as a leader in the autonomous robotics and drone technology sectors.

Concerning military competition, Lead system integrators (LSIs), such as Boeing, Aerovironment and Lockheed Martin, possess both aircraft and drone design prowess to attempt to compete with Target Arm. The company's novel and patented Tular family of solutions are a key differentiator for horizontal launch and recovery on-the-move, not to mention Target Arm's speed and nimbleness to innovate, thanks to its size and aggressive innovation approach. In addition, another competitor called Kratos worked with the Defense Advanced Projects Agency (DARPA) for a proprietary C-130 concept with drones called Gremlins, but had only one successful airborne drone recovery since 2014 on the last day of the program. Tular has been capturing drones routinely since version 1 in early 2018, and with Ralar routinely capturing drones for 2+ years in stealth development. We believe Kratos' solution has a narrow military market, even if adopted, whereas Target Arm's line of products has a much larger market potential across domains and industries. An additional competitor is Planck Aerospace, now owned by Aerovironment, but their vertical landing solution is encumbered with the same aerodynamic issues as all previous vertical technologies with wind/airspeed upon landing and has limited on-the-move speed capability. Lastly, all "drone-in-a-box" solutions and tethered drone solutions are fighting for the static location use cases while stopped, but to Target Arm's knowledge, no one but Target Arm can do both static and moving solutions with the same device while being drone agnostic and universal, at all speeds. As with all unique businesses, competitors will emerge at some point, and the Company is constantly scanning the landscape for that to occur. To date, we have seen only proprietary solutions for a very specific use case, such as Boeing's Insitu fixed wing drone recovery system onboard naval ships. Concerning commercial competition, very large corporations (Google, Amazon, UPS, etc.) have ongoing package delivery research and development projects with drones. To date, the predominant solution they all have is using proprietary drones from static launch and recovery locations. We believe no other commercial solution is designed to be vehicle-agnostic, drone agnostic, nor operating from any vehicle/vessel operating at all speeds. The key differentiator is Target Arm patented technology that enables the drones to continue to fly in smooth air horizontally and avoid getting close to the capturing vehicle/vessel at near co-speeds. The result is swift and assured release and capture of drones without encountering boundary layer turbulence and control problems that have plagued similar attempts for over 100 years of aviation. Drone competition is also being developed in virtually all other major industries for Target Arm (oil and gas, windfarms, agriculture, humanitarian and disaster relief, first responders and many more). The same aerodynamic restriction applies to these industries as it does to package delivery and the military, and the same types of proprietary drones are being developed for static launch and recovery. We believe Target Arm's 3 patents, and 1 patent pending, provide the key differentiators (being drone-agnostic and operating at all speeds) that will enable more business models across national airspaces across the globe.

Target Arm's overall vision is to connect the world in transit and enable physical goods and services to be launched and recovered from all modes of transportation while they are moving. This vision encompasses in the air, in the water, and in space. We believe no other technology exists today that is designed to operate drones seamlessly in all three mediums.

Industry

Target Arm is strategically focused on defense needs, the automotive industry, and the projected $25.3 billion autonomous

last-mile delivery market, aiming to target the combined $30 billion+ Service Addressable Market (SAM) across commercial and military applications. Target Arm is at its core a robotics, autonomy and drone company. The intersection of all three present a unique opportunity to be an enabling technology that may spawn many other, new business models.

https://www.researchandmarkets.com/reports/5311262/global-drone-package-delivery-market-by
https://www.researchandmarkets.com/reports/5533465/global-autonomous-last-mile-delivery-market-by

Current Stage and Roadmap

Current Traction

Target Arm is currently at the Seed stage, with achievements including securing over $5.35 million in DoD R&D contracts and establishing relationships with industry leaders, and booked revenue over $3.65 million to date. The company has advanced its flagship products, Tular and Ralar, from Technology Readiness Level (TRL)-1 to TRL-7 for various military applications, also known as Minimally Viable Product (MVP - for commercial industries) which we believe positions itself as a leader in autonomous drone launch and recovery technology. Ralar, which was recently unveiled to the public in late 2024, also at TRL-7, accomplishes the same use cases as Tular, and utilizes all the same AI-enhanced software products. Target Arm has also raised over $700K+ in crowdfunding offerings, as well as over $1.8 million in previous investments from venture capital firms, angels and a Family Office

Future Roadmap

The company plans to sell 5 Tular or Ralar devices in 2025, and signed its first commercial contract with Recon Rig Inc. in March of 2025 for one Ralar and two drones. Target Arm also plans to increase its workforce to 10 full-time engineers and sales team members, and continue innovating with R&D efforts for both the DoD and commercial customers. Target Arm is currently under a US Army's contract to develop an Arsenal Modular Mission Payload for drone uses off of its vehicles, both manned and unmanned. This contract provides monthly recurring revenue through February 2027 of $85k+. Furthermore, Target Arm anticipates future capital raises to focus on contract manufacturing, hiring, tooling, and facilities, paving the way for further growth and expansion in the years to come.

The Team

Officers and Directors

Name: Jeffrey A. McChesney

Jeffrey A. McChesney's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman, CEO and Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: Principal Executive and Decision Maker as CEO. Jeffrey will be providing Form C sign-off as the Company's Principal Accounting Officer. Salary: $180,000 with plans to receive equity compensation in the future.

Other business experience in the past three years:

- Employer: Gladiator Therapeutics LLC
  Title: Advisor, Board of Advisors
  Dates of Service: August, 2020 - Present
  Responsibilities: Advisor

Other business experience in the past three years:

- Employer: Meriki Capital Inc.
  Title: President and Secretary
  Dates of Service: May, 2020 - Present
  Responsibilities: Manage the personal holding company

Other business experience in the past three years:

- Employer: MJM Creations LLC
  Title: Managing Member
  Dates of Service: July, 2022 - Present
  Responsibilities: Manage the holding company to commercialize deceased son's Artwork and book, Tommy Thumb's

Songbook

Other business experience in the past three years:

- Employer: TA Properties New Milford, LLC
  Title: Managing Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Holding company for Owned Property to rent to Target Arm Inc.

Other business experience in the past three years:

- Employer: Mass Innovation Network
  Title: Board Advisor
  Dates of Service: November, 2021 - Present
  Responsibilities: Board Advisor

Name: Ryan P Bigham

Ryan P Bigham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: SVP/Lead Engineer & Co-Founder
  Dates of Service: January, 2020 - Present
  Responsibilities: Bigham's role includes leading and assembling a team to design and develop our flagship product; offering technical support and guidance whenever necessary to ensure the successful achievement of our company's objectives. Annual Salary: $168,900 Equity: 32% of salary.

Other business experience in the past three years:

- Employer: 101 Milwaukee Avenue LLC
  Title: Member
  Dates of Service: December, 2015 - Present
  Responsibilities: This is the real estate holding company that a single rental property is held in. I am the sole owner and manage the property.

Other business experience in the past three years:

- Employer: High Street 6 LLC
  Title: Member
  Dates of Service: November, 2019 - Present
  Responsibilities: This is a real estate holding company that holds a single rental property. I am the principal investor in this company but do not manage the day to day operations.

Other business experience in the past three years:

- Employer: Silver Brook Mill LLC
  Title: Member
  Dates of Service: December, 2023 - Present
  Responsibilities: This is a real estate holding company that holds a single commercial building. I am a minority investor in the property and do not have a day-to-day role.

Name: Eric David Achtmann

Eric David Achtmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Outside Director & Board Member (non-executive). No Salary; Equity: 1.27%

Other business experience in the past three years:

- Employer: Relief international Alliance (50lc3 international NGO)
  Title: Vice Chairman
  Dates of Service: September, 2023 - Present
  Responsibilities: Non-Executive Director in USA, GBR, FRA, and BEL

Other business experience in the past three years:

- Employer: Celdara Medical
  Title: Non-Executive Director, Member Audit Committee
  Dates of Service: January, 2009 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Yewmaker Ltd.
  Title: Founding Non-Executive Director
  Dates of Service: July, 2021 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Arowana Capital
  Title: Member Board of Advisors
  Dates of Service: December, 2020 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: VivoPower PLC
  Title: Member, Board of Advisors
  Dates of Service: January, 2020 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Aclys Bio Corp. (Formerly Javelin Oncology)
  Title: Non-Executive Director
  Dates of Service: January, 2019 - Present
  Responsibilities: See above

Other business experience in the past three years:

- Employer: VeriTX Inc.
  Title: Non-Executive Director
  Dates of Service: July, 2020 - March, 2023
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Meggitt PLC
  Title: Founding Member, Technology Advisory Board
  Dates of Service: March, 2018 - September, 2021
  Responsibilities: See above

Other business experience in the past three years:

- Employer: Global Capital X
  Title: Founder & Managing Director
  Dates of Service: January, 2007 - Present

Responsibilities: Independent advisory for corporate finance, investment, M&A, restructuring, strategy, innovation and product development.

Name: Douglas Andrew Neugold

Douglas Andrew Neugold's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: January, 2021 - Present
  Responsibilities: Neugold provides strategic, operational, and tactical feedback and support. Neugold receives no salary; Equity: Grants as and when determined.

Other business experience in the past three years:

- Employer: Univercells SA, Belgium.
  Title: Chairman of The Board
  Dates of Service: July, 2016 - Present
  Responsibilities: Inputs on all major issues, strategic, financial tactical, and operational. Serve on committees.

Other business experience in the past three years:

- Employer: Rebion, Boston MA
  Title: Director, Investor
  Dates of Service: November, 2019 - Present
  Responsibilities: Provide guidance in all areas.

Other business experience in the past three years:

- Employer: Definitive Biotechnologies
  Title: Director, Investor
  Dates of Service: April, 2021 - Present
  Responsibilities: Inputs in all areas as needed. Help raise capital as needed

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued

through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4.390M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg.Dor Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or

established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations

related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Changes
The drone and autonomous vehicle industries are subject to significant regulatory oversight, which could change, imposing new compliance costs or limitations on Target Arm's operations, product development, and market entry strategies.

Certification and Safety Requirements
Target Arm's products, especially those aimed at the military and commercial transport sectors, must adhere to stringent safety and certification standards. Failure to meet these standards could delay product launches, increase costs, or limit market adoption.

Technological Adaptation and Innovation Risk
The autonomous drone and vehicle technology sector is rapidly evolving. Target Arm's future success is highly dependent on its ability to continually adapt and innovate in response to technological advancements and market demands. Failure to keep pace with new technologies or innovative competitors could render Target Arm's products less competitive or obsolete.

Intellectual Property Protection and Litigation Risk
While Target Arm holds patents for its technology, the risk of infringement by others, challenges to the validity of its patents, or the costly nature of intellectual property litigation could strain financial resources and divert management's attention from business operations.

Market Acceptance and Competition Risk
The commercial success of Target Arm's Tular device is not guaranteed. Market acceptance is influenced by factors such as

cost, reliability, and existing alternatives. Intense competition from larger, more established companies, or emerging startups with innovative solutions, could impact market share and profitability.

Government Contracting and Funding Risk
A portion of Target Arm's revenue may come from government contracts, subject to the cyclical nature of government budgeting processes and shifting defense priorities. Loss of, or changes in, government funding and contracts could significantly affect revenue and strategic direction.

Cybersecurity and Data Privacy Risk
Target Arm operates in sectors where data security is paramount. A cybersecurity breach could compromise sensitive information, lead to significant legal and financial repercussions, and damage the company's reputation.

Manufacturing and Supply Chain Risk
Target Arm's ability to produce and deliver its Tular device depends on reliable manufacturing processes and supply chains. Disruptions, such as material shortages, labor disputes, or geopolitical tensions, could lead to delays, increased costs, or inability to meet demand.

Economic and Sector-Specific Market Conditions Risk
The autonomous drone and vehicle sector is susceptible to economic downturns and shifts in industry-specific demand. A decline in defense spending, changes in consumer preferences, or reduced investment in autonomous technologies could adversely affect Target Arm's business.

Product Liability and Safety Risk
Given the nature of Target Arm's products, there is a risk of liability for product defects, operational failures, or accidents resulting in property damage or personal injury. Such incidents could lead to significant legal liabilities and harm the company's reputation and financial standing.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey A. McChesney	22,632,343	Common Stock	61.97%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,121,965 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 30,578,799 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total securities outstanding above includes 5,375,619 stock options awarded at various stages of vesting schedules.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,200,000.00
  Number of Securities Sold: 57,508
  Use of proceeds: Pre-stock split of 20:1 - Sales and Marketing, Research and Development, Working Capital, Salaries
  Date: January 26, 2021
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $583,408.55
  Number of Securities Sold: 412,680
  Use of proceeds: Startup Funds
  Date: February 28, 2024
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $169,436.88
  Number of Securities Sold: 120,786
  Use of proceeds: Startup Funds
  Date: March 13, 2025
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Our revenue decreased from 2023 ($566,574) to 2024 ($219.098). Since the company has been developing its products through R&D during these years, access to US Government (USG) R&D contracts has been the predominant source of revenue. These contracts are highly competitive and run by the Small Business Administration (SBA) through various Cabinet Departments. Target Arm has an aggressive contract capture management effort to apply for these competitive contracts to include a professional sales consultant firm for lead generation and professional proposal writing. These efforts were mostly unsuccessful in 2024, with only two major initiatives culminating in new revenue. The first was as a subcontractor to the Air Force Research Laboratory’s Small Hybrid Aerial Refueling Kit (SHARK) when we teamed with Prime Contractor Legionnaire International. The Company’s portion of this $3.09M contract is to integrate multiple sensors with our TRACKR sensor fusion engine for autonomous air-air refueling. Unfortunately, the Air Force has delayed the major portions of this contract, awaiting clarity of their Autonomous Air-Air Refueling initiatives to support the National Security Strategy. Even with the lack of specific guidance and funding, Legionnaire has continued engaging Target Arm for sensor

and software integration in 2025. We are both hopeful the Air Force restarts the contract, but with a new Administration, there is no guarantee that will happen.

In addition, Target Arm was selected for a major Army SBIR Phase 2 contract in late 2024 for $2.04M on a 24-month payout beginning in February 2025 of $85,234.63/month. This is a substantial recurring revenue stream for Target Arm and provides much needed cash flow stability. This was the ninth SBIR/STTR contract awarded to Target Arm and its first with the US Army directly.

In January of 2025, Target Arm was awarded another AFWERX SBIR Phase 1 for further R&D on our Ralar product. That award was for $74,927, and the Company has already received all of that revenue.

Lastly, Target Arm signed its first commercial contract with Recon Rig Inc. This contract will generate an initial deposit of $13,830, and thereafter a monthly lease payment of $3,064.92 for 24 months.

Considering current contracts, Target Arm estimates approximately $1M in revenue from these contracts for 2025. Any future awards or contracts will be additive to our 2025 revenue.

We anticipate the primary factors affecting our future commercial revenue will be twofold: the opening of the national airspace to beyond visual line of sight (BVLOS) drone operations (FAA authorities and rule-making); and the public acceptance of airborne drones to provide commercial goods and services at significantly greater rates than found today. We believe as the airspace opens up, the 49% CAGR that is projected by market studies could become a reality. As for military revenue, we anticipate first sales in 2026 considering their focus on expanding R&D to an Arsenal Modular Mission Payload for swarming drones.

Costs of Sales & Expenses

We were pre-sales and the costs of sales were 2023 (zero) to 2024 ($6,872). The Operating Expenses from 2023 ($1,418,805) to 2024 ($1,034,104) decreased due to a drawdown of personnel in October and a planned reduction of variable costs. Current Assets decreased from 2023 ($287,160) to 2024 ($83,450) and General and Administrative Expenses also decreased from 2023 ($1,348,628) down to 2024 ($886,026). This was driven by reducing headcount salaries and costs substantially from 10 to 3. The released engineers were highly skilled and are high-wage jobs. Target Arm is the process of rehiring replacements now, with a recent hiring of a Senior Software Engineer and a Marketing Associate. Consequently, we expect G&A expenses to ramp back in 2025.

Again, being pre-sales last year, there have not been any substantive changes in Gross Margins. The primary factor to consider for Gross Margins is the effect of raw and machined materials and electronics from overseas. Protective tariffs by the USA could have an oversized impact on the COGS and consequently Gross Margins in 2025 and beyond.

For 2025, increased hiring and increasing salaries are the predominant drivers of expenses in the company.

Historical results and cash flows:

As a highly innovative R&D company, we plan to continue creating new products and services that we believe will be valuable well into the future. As a result, we expect to maintain and potentially increase the level of DoD and commercial R&D contracts for innovation. Secondly, we now have five Minimally Viable Products that we are currently selling across both DoD and commercial customers. We anticipate that sales may approach or surpass research and development (R&D) contract revenues in 2025. As the drone industry continues to develop, we aim to expand our market presence. Industry reports suggest that the drone last-mile delivery market is projected to grow at a compound annual growth rate (CAGR) of 49%. While we are working to position ourselves in this growing market, there can be no guarantee of achieving similar growth rates or market share.

While the nascent drone industry was an economic factor during 2023 and 2024, we believe Target Arm made substantial and adequate operational decisions on headcount and expenses to move toward commercialization in 2025, in preparation for market emergence. Our first commercial contract with ReconRig supports our outlook. Anticipating this market emergence and public acceptance in 2025 and beyond, the company deployed some of its Assets from 2023 ($1,155,821) to 2024 ($943,356), to ensure adequate headcount and depth of engineering expertise. Headcount was reduced in relation to R&D contract revenue, to remain lean while awaiting the reversal of awards and the package delivery market to mature. This reversal did occur late in 2024 and has continued well into 2025.

One of our 2025 goals is to increase product adoption and potentially increase our YoY revenue.* We aim to pursue this growth through commercial sales to both the Department of Defense (DoD) and private-sector drone operators utilizing drones on the move.

*The statement regarding our revenue goal is forward-looking and represents management's aspirations based on current plans, market conditions, and assumptions. There is no assurance that this goal will be achieved. Revenue growth depends on various factors, including market demand, competition, successful execution of contracts, regulatory approvals, and other unforeseen events. Past performance does not predict future outcomes.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 29, 2025, the Company currently has cash on hand of approximately $166,644.75, and a revolving $150,000 line of credit with Chase for a total amount available of $14,877.30. This line of credit currently has an outstanding balance of $136,086.43. The Company has an additional non-revolving $150,000 line of credit with Meriki Capital Inc. for a total amount available of $150,000. This line of credit currently has zero outstanding balance. Mr. McChesney is the President of Meriki Capital Inc. and is the 100% owner and President.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the first $1M in funds are critical for our operations today. If the company is able to raise above $1M, the funds will be critical for our growth and expansion plans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Without any further contracts, we estimate 29 months runway with an average burn rate of around $65k, currently, and 22 months with a future estimate burn rate of $85k, after a Ph.D. hire we are filling now for robotic arm technologies. We have available from current assets ($166,000 cash on hand) and our 1 contract backlog of revenue ($1,705,000), for a total of $1,871,000. This assumes not tapping our Line of Credit with Chase Bank. Almost all expenses are Salaries and General Admin Fixed Costs (mortgage, utilities, etc.). Target Arm has restricted independent R&D costs and is now only expensing for R&D that is under contract to DoD.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal of $4,774,421.25, our operating timeframe will expand from 22 months to approximately 74 months without any headcount expansion or independent R&D. Upon raising capital, we plan to double our hiring so that our burn rate would increase to at around 170K with restarting independent R&D, giving us 37 months of run time.. The remaining expenses would remain as is, unless we start expanding to meet market demands and future contracts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Target Arm is actively pursuing the automotive sector for both package delivery and recently direct-to-consumer solutions for SUV installations and the adventure-seeking audience. We believe these ongoing sales efforts will have the potential to generate new revenue streams and increase the Company's capital resources. We also believe our recent selection by the Air Force to participate in developing a new autonomous air-air refueling mechanism will lead to additional R&D revenue in 2025 and beyond.* This work started in December 2024 with our Prime Contractor Legionnaire International. We are currently providing on-demand Non-recurring Engineering (NRE) to Legionnaire as requested, with an average of $10,000/month booked revenue year to date.

*The statements contained herein regarding Target Arm's ongoing business efforts, anticipated revenue streams, and potential opportunities are forward-looking and reflect management's current expectations as of the date of this communication. These statements are subject to various risks and uncertainties. Actual results may differ from those expressed or implied. Past performance is not indicative of future results.

Indebtedness

- Creditor: Savings Bank of Danbury- Commercial Mortgage Variable Rate
  Amount Owed: $662,312.00
  Interest Rate: 5.95%

Maturity Date: January 31, 2048

- Creditor: Chase Bank - Line of Credit
  Amount Owed: $136,086.43
  Interest Rate: 9.5%
  Maturity Date: April 25, 2028

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $68,802,297.75

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the Company has no preferred stock outstanding; (ii) all outstanding options with a right to acquire shares are exercised; and (iii) the Company has zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operations and Customer Support Infrastructure
  14.5%
  14.5% of the funds will be allocated towards staff salaries, including the recruitment of key engineering personnel and critical hires for sales and marketing to support the company's growth trajectory.

- Demonstration Kit Development and Deployment for Customer Testing
  20.0%
  20% of the funds will be used to develop customer demonstration Ralar and drone kits to enable sales and marketing at trade shows, customer visits, in-lab visits and pilot projects.

- Engineering Team Expansion for Pre-production Activities
  40.0%
  40% of the funds will be used to hire robotics, autonomy, software, AI and controls engineers to further develop and integrate our hardware and software products. Activities will center on initial production methodologies, tooling and supply chain contracts.

- Sales Team Growth
  18.0%
  The remaining 18% of the funds will be allocated towards sales and marketing initiatives aimed at expanding our customer base and increasing market penetration. This includes bolstering our sales team with qualified personnel and their salaries and commissions; executing targeted marketing campaigns; and conducting frequent product demonstrations to showcase our solutions to both commercial and military clients.

If we raise the over allotment amount of $4,774,421.25, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operations and Customer Support Infrastructure
  14.5%
  14.5% of the funds will be allocated towards staff salaries, including the recruitment of key engineering personnel and critical hires for sales and marketing to support the company's growth trajectory.

- Demonstration Kit Development and Deployment for Customer Testing
  20.0%
  20% of the funds will be used to develop customer demonstration Ralar and drone kits to enable sales and marketing at trade shows, customer visits, in-lab visits and pilot projects.

- Engineering Team Expansion for Pre-production Activities
  40.0%
  40% of the funds will be used to hire robotics, autonomy, software, AI and controls engineers to further develop and integrate our hardware and software products. Activities will center on initial production methodologies, tooling and supply chain contracts.

- Sales Team Growth
  18.0%
  The remaining 18% of the funds will be allocated towards sales and marketing initiatives aimed at expanding our customer base and increasing market penetration. This includes bolstering our sales team with qualified personnel and their salaries and commissions; executing targeted marketing campaigns; and conducting frequent product demonstrations to showcase our solutions to both commercial and military clients.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.targetarm.com (www.targetarm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/targetarm

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Target Arm Inc.

[See attached]

TARGET ARM INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

SET APART

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Target Arm Inc.
Ridgefield, Connecticut

Opinion

We have audited the accompanying consolidated financial statements of Target Arm, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2024, and 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and 2023, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 14, 2025
Los Angeles, California

TARGET ARM, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				(91,348.00)
Current Assets:				
Cash & Cash Equivalents	$	29,105	$	266,551
Accounts Receivable, net		39,692		-
Prepaids and Other Current Assets		14,653		20,609
Total Current Assets		**83,450**		**287,160**
Property and Equipment, net		857,097		868,241
Intangible Assets		2,389		-
Security Deposit		420		420
Total Assets	**$**	**943,356**	**$**	**1,155,821**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	13,589	$	12,281
Line of Credit		147,953		-
Current Portion of Loans and Notes		13,256		11,969
Total Current Liabilities		**174,798**		**24,250**
Promissory Notes and Loans		662,312		676,606
Total Liabilities		**837,110**		**700,856**
STOCKHOLDERS' EQUITY				
Common Stock, $0.00001 par, 40,000,000 shares authorized, 25,585,127 issued and outstanding as of December 31, 2024 and 1,258,737 issued and outstanding as of December 31, 2023		271		13
Equity Issuance Costs		(58,371)		-
Additional Paid in Capital		2,359,864		1,806,398
Accumulated Deficit		(2,195,518)		(1,351,446)
Total Stockholders' equity		**106,246**		**454,965**
Total Liabilities and Stockholders' equity	**$**	**943,356**	**$**	**1,155,821**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ 219,098	$ 566,574
Cost of Goods Sold	6,872	-
Gross profit	**212,226**	**566,574**
Operating expenses		
General and Administrative	886,026	1,348,628
Research and Development	37,646	63,571
Sales and Marketing	110,432	6,607
Total operating expenses	**1,034,104**	**1,418,805**
Net Operating Loss	**(821,878)**	**(852,231)**
Interest Expense	(46,122)	(38,354)
Other Income/(Loss)	23,928	6,076
Loss before provision for income taxes	**(844,072)**	**(884,509)**
Benefit/(Provision) for income taxes	-	-
Net Loss	**$ (844,072)**	**$ (884,509)**

See accompanying notes to financial statements.

TARGET ARM, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(USD $ in Dollars, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022	**1,258,373**	**$ 13**	**$ 1,807,267**	**$ -**	**$ (466,937)**	**$ 1,340,343**
Capital Distribution	-	-	(1,121)	-	-	(1,121)
Share-Based Compensation	-	-	252	-	-	252
Net Loss	-	-	-	-	(884,509)	(884,509)
Balance—December 31, 2023	**1,258,373**	**$ 13**	**$ 1,806,398**	**$ -**	**$ (1,351,446)**	**$ 454,965**
Common stock issuance	24,326,754	258	481,826	(58,371)	-	423,712
Share-Based Compensation	-	-	71,640	-	-	71,640
Net Loss	-	-	-	-	(844,072)	(844,072)
Balance—December 31, 2024	**25,585,127**	**$ 271**	**$ 2,359,864**	**$ (58,371)**	**$ (2,195,518)**	**$ 106,246**

See accompanying notes to financial statements.

TARGET ARM, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (844,072)	$ (884,509)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation of Property	23,414	44,409
Amortization of Intangibles	193	630
Share-based Compensation	71,640	252
Changes in operating assets and liabilities:		
Accounts Receivable, net	(39,692)	150,000
Prepaids and Other Current Assets	(13,539)	27,611
Credit Cards	1,308	(8,267)
Security Deposit	-	2,200
Net cash used by operating activities	**(800,747)**	**(667,674)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	(9,637)
Sale/disposal of vehicle	7,224	3,500
Purchases of Intangible Assets	(2,582)	-
Net cash provided/(used) in investing activities	**4,642**	**(6,137)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	423,712	-
Capital Distribution	-	(1,121)
Line of credit	147,953	-
Borrowing on Promissory Notes and Loans	(13,007)	(11,425)
Net cash provided/(used) by financing activities	**558,658**	**(12,546)**
Change in Cash	**(237,447)**	**(686,358)**
Cash—beginning of year	266,551	952,909
Cash—end of year	**$ 29,105**	**$ 266,551**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 46,122	$ 38,354

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Target Arm Inc. was incorporated on January 23, 2020, in the state of Delaware. The corporation possesses a fully owned subsidiary known as TA Properties New Milford LLC, established on December 9, 2022, in the state of Connecticut. This subsidiary serves as the proprietor of the property acquired in 2022, a facility utilized by Target Arm Inc. The consolidated financial statements of Target Arm Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ridgefield, Connecticut.

Target Arm is a robotics hardware and software company that possesses a state-of-the-art 6,500 ft2 R&D facility in New Milford, CT, with fast prototyping and a rapid manufacturing process for low-lot rates. The team's core competencies are around innovation and R&D, while it currently outsources some production processes. The final goal is to design Tular and Ralar products, retain the decision-making, and revenue recognition. Tular and Ralar are devices that enable autonomous launch and recovery of both rotary and fixed-wing drones with any moving vehicle. To retain those core competencies, Target Arm intends to outsource the production line to an American contract assembly line manufacturer who can scale up faster than Target Arm ever can and will possess Six Sigma/ISO processes upon an agreement. Target Arm has been awarded ten (10) Small Business Innovation Research/Small Business Technology Transfer Research (SBIR/STTR) R&D contracts that have progressed Tular and Ralar from Technology Readiness Level (TRL)-1 to TRL-7 for DoD use-cases pertaining to nuclear convoy protection, C-17 Arsenal Aircraft drones, and all-terrain vehicles (ATV) enabling air-droppable uses for local intelligence, surveillance, and reconnaissance (ISR) coverage, as well as for an Army Arsenal Modular Mission Payload (A-MMP).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP, and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit

accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC insured limits, while as of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $1,947.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Management deemed allowance for expected credit losses to not be material to the financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5-7 years
Vehicles	5 years
Leasehold Improvements	15 years
Computer Equipment	5 years
Property	39 years

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include patents and trademarks and are amortized over a period of five years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when services are provided to the customer. The Company earns revenues from the sale of its products (Tular, Sensor Fusion Engine (SFE) and Maestro mission control products).

Cost of sales

Costs of goods and services sold include the cost of shipping, freight, fees, etc.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $110,432 and $6,607, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables, accounts payable consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Prepaids and other current assets comprise primarily prepaid expenses.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,	2024	2023
Furniture and Equipment	$ 28,877	$ 28,877
Vehicles	13,334	35,146
Leasehold Improvements	5,550	5,550
Computer Equipment	40,948	40,948
Property	898,733	898,733
Property and Equipment, at Cost	**987,443**	**1,009,255**
Accumulated Depreciation	(130,346)	(141,014)
Property and Equipment, Net	**$ 857,097**	**$ 868,241**

Depreciation expenses for property and equipment for the year ended December 31, 2024, and 2023 were in the amount of $23,414 and $44,409, respectively.

5. INTANGIBLE ASSETS

Intangible asset consists of:

As of Year Ended December 31,	2024	2023
Patents and Trademarks	$ 10,092	$ 7,510
Intangible Assets, at cost	**10,092**	**7,510**
Accumulated Amortization	(7,703)	(7,510)
Intangible Assets, Net	**$ 2,389**	**$ -**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the year ended December 31, 2024, and 2023 was in the amount of $193 and $630, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common stock

The Company is authorized to issue 40,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 25,585,127 and 1,258,373 shares of common stock were issued and outstanding.

7. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value on the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.31%	4.41%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual li[illegible]ns of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevan factors used to measure expected volatility for future stock option grants until such time that the Company's commo stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividen payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does no anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognize as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**237,562**	**$ 0.01**	**0.27**
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**237,562**	**$ 0.01**	**0.24**
Granted	6,503,207	0.01	-
Exercised	-	-	-
Expired/Cancelled	(237,562)	(0.01)	-
Outstanding at December 31, 2024	**6,503,207**	**$ 0.01**	**9.01**

Stock option expenses for the years ended December 31, 2024, and December 31, 2023, were $71,640 and $252, respectively.

8. DEBT

Loans

The Company had outstanding term loans/notes payable. Details of loans outstanding are as follows:

Instrument Name	Maturity year	Effective interest rate	As of December 31, 2024	As of December 31, 2023
Savings Bank of Danbury - Commercial Mortgage Variable Rate Note	2048	5.95%	$ 675,568	$ 688,575
Notes payable			**675,568**	**688,575**
Less: Debt issuance costs			-	-
Total notes payable, net			**675,568**	**688,575**
Less: Current portion, net			(13,256)	(11,969)
Non current portion notes payable, net			**$ 662,312**	**$ 676,606**

As of December 31, 2024, the aggregate maturities of long-term borrowings are as follows:

Year ending December 31,	2024
2025	$ 13,255
2026	13,255
2027	13,255
2028	13,255
2029	13,255
Thereafter	609,290
Total maturities of long-term borrowings	**675,567**
Less: Current portion of long-term borrowings	(13,255)
Long-term borrowings	**$ 662,312**

Line of credit

The Company entered into a Line of Credit agreement with JPMorgan Chase Bank. The credit facility size is $150,000. The interest rate is 8.75% per annum. The total outstanding balance as of December 31, 2024, was $147,953 and the entire balance is classified as current liability.

9. INCOME TAXES

The provision for income taxes consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (240,561)	$ (252,085)
Valuation Allowance	240,561	252,085
Net Provision for Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (509,822)	$ (269,262)
Valuation Allowance	509,822	269,262
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,788,850. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024, and 2023.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through April 14, 2025, which is the date the consolidated financial statements were available to be issued.

In late December 2024, the Company signed a two-year sales contract that started generating revenue in February 2025, at $85,234.63 per month for 24 months going forward.

In January 2025, the Company signed a short-term sales contract for $74,970 that should be realized entirely in the first half of 2025.

In March 2025, the Company signed a commercial leasing contract for one Ralar device and two drones to Recon Rig Inc. The Company is awaiting notice to execute the order. Contract is for hardware valued at $69,150, with an initial deposit of $13,830 due upon order initiation. The remainder will be added to the annual maintenance contract for $12,477, and then leased to Recon Rig at $3,064.092 per month for 24 months.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $844,072, an operating cash outflow of $800,747, and liquid assets in cash of $29,105, which are less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF TARGET ARM

Launch and Recover Drones From Any Moving Vehicle

Backed by $5.35M+ in 10 DoD contracts, Target Arm's multi-patented, breakthrough technology solves drone mobility's biggest limitation: launching and recovering from moving vehicles; unlocking opportunities in defense, package delivery and first responder applications.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TARGETARM
Breakthrough technology enabling drones to launch and recover from any moving vehicle

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.25 Per Share

RAISED $0	INVESTORS ---
MIN INVEST $499.50	VALUATION $68.8M

REASONS TO INVEST

- **$5.35M+** in non-dilutive DoD funding across 10 contracts with Army, Air Force and Space Force, including 2 active projects, and already **booked $3.65M in Revenue since 2019**

- **Dual-use markets** for defense & commercial applications – With our first commercial contract secured, we believe we are now positioned to scale across 800,000+ vehicles in need of drone autonomy.

- **3 issued patents**, 1 pending - creating a strong competitive moat that protects our proprietary **On-the-Move technology** across air, land, sea, and space applications, establishing significant barriers to entry

TEAM



Jeffrey "Cheese" A. McChesney • Chairman, CEO and Founder

Jeff McChesney, CEO of Target Arm, pioneers Tular, launching and recovering drones autonomously from any moving vehicle, already at over 65mph. A USAF Academy, Columbia and Harvard alumnus, TopGun grad, & Harvard National Security Fellow, Jeff is a seasoned entrepreneur, combat pilot, and expert in finance and cybersecurity. With a track record of success, he inspires excellence and integrity, holding multiple pilot licenses.

**Past performance is not indicative of future results. There is no guarantee of similar outcomes.*

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Ryan "Dory" Bigham • SVP/Lead Engineer & Co-Founder

Ryan Bigham, SVP & Lead Engineer at Target Arm, is an accomplished mechanical engineer who has excelled in team management in the aerospace and medical sectors. He has a proven track record of building successful teams capable of turning ideas into tangible products.* Ryan's engineering background from Rensselaer Polytechnic University, coupled with his passion for engineering design, allows him to effectively guide projects from conception to completion.

**Past performance is not indicative of future results. There is no guarantee of similar outcomes.*

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Eric David Achtmann • Director

Eric Achtmann, founder of Global Capital X, is a seasoned leader, innovator, and investor. He has extensive experience in aerospace, defense, and automotive sectors. Notable achievements include pioneering product development at McKinsey and co-founding V-Nova. Eric holds an MBA in Finance from the MIT Sloan School of Management and further degrees from MIT, Von Karman Institute, TU Munich, and University of New Hampshire.

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Douglas Andrew Neugold • Director

Douglas Neugold served as Chairman/CEO/President of ATMI, Inc. from 2011 to 2014 when it was acquired by Entegris for $1.15B.* Prior, he held various leadership roles at ATMI since joining in 1998, including President of the company in 2000. With a Bachelor's degree from Clarkson University, he boasts 30+ years of experience in the electronics industry, aimed at driving growth and innovation.

**References to Douglas Neugold's past roles, including his tenure as Chairman, CEO, and President of ATMI, Inc. and its acquisition by Entegris, are for informational purposes only and do not imply future success or guarantee similar outcomes for Target Arm. Past performance and achievements are not indicative of future results.*

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Warren Katz • Advisor

Warren is currently Chairman Of The Board at The Alliance for Commercial Technology in Government. Previously, Warren was the Managing Director for Techstars' Air Force Accelerator, where he assisted emerging companies, including Target Arm in 2020. He is an angel investor and mentor to over 30 companies and was formerly the CEO of MAK Technologies, which he sold to VT Systems in 2006.* With Bachelor's in Mechanical and Electrical Engineering from MIT, Warren possesses deep technical and business acumen across a wide breadth of business solutions.

**References to prior roles are provided for informational purposes only. These references do not guarantee future success or similar outcomes for Target Arm. Past performance and achievements are not indicative of future results.*

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MG (Ret.) Steve Sargeant "Burner" • Advisor

General Sargeant is currently the CEO of Marvin Test Solutions, and was formerly the Commander of the Air Force Operational Test and Evaluation Command, the Commander of the 56th Fighter Wing, the Commander of the 8th Fighter Wing and Commandant of the USAF Weapons School. With extensive commercial and national security experience, Steve has dual Masters' (MBA and MS) from Embry Riddle University, a Bachelor's from the USAF Academy and is a graduate of the Air Force Fighter Weapons School.

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PROBLEM

Most people don't realize this, but today's drones cannot easily and reliably launch or recover from a moving vehicle. You have to stop. Every time. This isn't just a technical limitation – it's a **physics challenge**: the aerodynamic problem of landing on a moving platform has proven extremely difficult to solve, creating a fundamental bottleneck that drastically reduces the utility and scalability of drones across both defense and commercial sectors.


STOP
Defense
Troops must stop in place and expose themselves to danger just to launch and recover drones
STOP
Package Delivery
Delivery trucks must stop to deploy or retrieve drones, creating major inefficiencies
STOP
First Responders
Vehicles can't launch surveillance drones while en route, delaying critical decisions to save lives

SOLUTION

<u>Our clear competitive advantage:</u> Target Arm enables fully autonomous drone launch and recovery from any moving vehicle at any speed - no stopping, no pilot, no delay.

Our patented family of products includes our TULAR (pin system) and RALAR (robotic arm) solutions. Both work with rotary and fixed-wing drones, creating a true breakthrough in drone mobility across land, sea, air, and space applications.


Our Technology Unlocks
Operations across land, sea, air and space applications
Fully autonomous systems with sensor fusion precision
Launch and recovery from vehicles moving at highway speeds
Compatibility with various drone types (rotary & fixed-wing)
Seamless integration with any vehicle or vessel

MARKET

The US military's drone market is projected to be $13.7B in 2025, and grow to $24.7B by 2030 (12.4% CAGR*) (source), as unmanned systems become essential across all military branches. Simultaneously, the autonomous last-mile delivery market is expanding at a 34% CAGR* from $3B to $25B by 2030 (source), with drone package delivery growing even faster at 49% CAGR*. (source).

**CAGR - Cumulative Annual Growth Rate*


US Military Drones $24.7B+
12.4% CAGR by 2030
Autonomous last-mile delivery $25B+
34% CAGR by 2030
Drone package delivery $3.2B+
49% CAGR by 2030
$22B+
Service Addressable Market (SAM)

Target Arm addresses an opportunity of 800,000 vehicles across these two key sectors.


US DOD
200,000
Combat Vehicles
US Package Delivery
600,000
Delivery Vehicles

EARLY TRACTION

Our business model is straightforward: we sell one kit per vehicle at $75,000 each, including hardware, software, and support.


Our Business Model
1 Kit Per Vehicle
Hardware +
Software + Support
$75,000
Kit Sales Quotas
(From 800,000 Vehicles)

	2025	2026	2027	2028
Vehicles	5	25	120	270
Revenue	$1M	$3M	$9M	$20M

**The above kit data points are vehicle counts of target customers and not related to current Target Arm customers. The kit sales quotas and revenue figures shown are illustrative goals and not guarantees of future performance. They do not reflect signed contracts and are subject to change based on market conditions and execution.*

Target Arm has already secured validation from military and commercial partners, including 10 DoD contracts totaling $5.35M+ in non-dilutive* funding. (*refers to government-provided capital that does not require giving up equity or ownership in a company. It supports R&D efforts without diluting founder or investor shares.)

Our technology has been successfully demonstrated with the Special Operations Command, U.S. Army, and Hyundai Motor Group in multiple field tests. We've also secured a $3M Air Force R&D subcontract to repurpose our AI-enhanced software for Autonomous Air-Air Refueling, demonstrating the versatility of our core AI-enhanced software.

As commercial drone regulations evolve with the expanding Beyond Visual Line of Sight (BVLOS) approvals from the FAA, we have already signed our first contract with Recon Rig (March 2025) and are in early-stage talks with a few other logistics companies interested in our technology.

Recognition & Awards



- Most Fundable Company 2020 (Pepperdine, from 4,500 submissions)
- 2021 Eddies Winner – Robotics (Massachusetts Innovation Award)
- Top 5 Finalist 2022 Startup of the Year (Established.us)
- The Judges and Audience's Winner of the Harvard Alumni Entrepreneur Accelerator Demo Day 2025

Commercial Partnerships

- First commercial contract signed (March 2025) with Recon Rig
- Live demonstrations with Hyundai Motor Group (South Korea and Michigan)

Military Contracts

- 10 Department of Defense SBIR/STTR Contracts to date (6 Phase I, 4 Phase II)
- Successfully tested at Thunderstorm 24-2 with U.S. Army and international forces
- Cooperative Research and Development Agreement (CRADA) with Naval Special Warfare Group
- Team Member on $3M Air Force R&D contract for Small Hybrid Aerial Refueling Kit (Autonomous Air-Air Refueling)
- Live demos for SOCOM at Family of Special Ops Vehicles (FOSOV) Rodeo (Nevada, 2025)
- An Active Contract with the U.S. Army, SBIR Phase II

Funding History

$5.2M+
in non-dilutive DoD funding

$2.5M+
raised from venture capital, family offices, and angel investors

THE TECHNOLOGY

Our Ralar and Tular devices transform vehicles into mobile drone bases, enabling continuous operations without stop-and-launch and stop-and-recover limitations.

Ralar is a robotic arm that reaches out, grabs the drone, and pulls it in, all while on the move. It's like a mechanical catcher's mitt that knows exactly where the drone is and how to bring it home safely.

Ralar - Drone Launch & Recovery On-the-Move


Ralar®
Robotic Arm (Launch & Recovery) Device

Tular is like a drone parking spot that grabs drones mid-air, even while the vehicle is driving. It uses a special pin system that helps the drone guide itself in and securely attach while everything's still moving. The telescopic pins allow Tular to conform and capture any shape of drone.


Tular®
The Universal (Launch & Recovery) Device

Target Arm Website Video

Both systems are vehicle-agnostic, able to mount on delivery trucks, military vehicles; boats and ships, or unmanned ground vehicles. Our technology enables continuous operations without the usual stop-and-launch and stop-and-recover limitations that plague current drone deployments.

WHAT'S AHEAD: OUR ROADMAP

Our immediate focus is testing RALAR on HDT Global's Unmanned Ground Vehicles (UGVs) in Summer 2025, followed by a multi-week demonstration with the U.S. Army National Guard in Michigan (August 2025). These demonstrations represent critical milestones in our military integration timeline, with additional Army-sponsored field demos confirmed in North Carolina, Alaska, and Hawaii for late 2025 and early 2026.


Our Roadmap
Q2 2025
RALAR testing on HDT Global's Unmanned Ground Vehicles
Q3 2025
U.S. Army National Guard multi-week demo in Michigan
Q4 2025–Q1 2026
Field demonstrations in North Carolina, Alaska, and Hawaii
Magazine Capability: Multi-drone (10+) system for enhanced operations.
Commercial deployment: First responder vehicles and delivery fleets
Air-to-air refueling applications through TRACKR system development

This graphic contains forward-looking events and timelines that are subject to change.

Simultaneously, we're developing our "Magazine Capability" - a multi-drone (10+) system for both military and commercial applications. This advancement will revolutionize drone deployment, enabling vehicles to operate multiple drones simultaneously for enhanced surveillance, delivery capacity, and operational efficiency. Our proven military technology is now ready for commercial scaling, especially for integration with autonomous vehicles for last-mile delivery. This innovation is designed to enable 24/7 unmanned package delivery with drones from unmanned package delivery trucks.

Commercial drone delivery is poised to expand as FAA regulations rapidly evolve to enable autonomous drones beyond visual line of sight (BVLOS) in late 2025, or early 2026, according to the Honorable Sean Duffy, Secretary of Transportation (source). We are planning Target Arm's technology and Roadmap to coincide with this timing.

Major test zones like Dallas are already active, with nationwide implementation expected by late 2025. When these regulations open up the national airspace, we believe companies like Amazon, FedEx, and UPS will need in-motion launch technology to realize the projected 95% cost reduction in last-mile delivery - from $4-5 to just $0.25 per package. (source)


TARGETARM
Target Arm's "Magazine Capability" System

OUR COMPETITIVE ADVANTAGE

There are a few tech competitors for in-motion drone recovery, but with severe limitations on speed and uses. Target Arm's innovation is protected by 3 issued patents and 1 pending application, covering operations across air, sea, land, and space.

<u>Clear competitive advantage:</u> Target Arm enables fully autonomous drone launch and recovery from any moving vehicle at any speed - no stopping, no pilot, no delay.

	Launch on Move	Recovery on Move	Vehicle Agnostic	Speed Agnostic	Status
Target Arm (RALAR)	✓	✓	✓	✓	Patented, DoD use
Shield AI (V-BAT)	✓	✗ (semi-static)	✗	✗	Deployed, net-based
Anduril (Ghost/ALTIUS)	✓	✗ (no recovery)	✗	✗	Tactical use
Gremlins (DARPA/Navy)	✓	✓ (mid-air)	✗ (semi-static)	✗ (semi-static)	R&D, discontinued
Amazon/UPS/ Zipline	✗	✗	✗	✗	Commercial, static

USE OF FUNDS

This round will accelerate Target Arm's transition from proven prototypes to initial commercial production. With our roadmap focused on scaling between 2025-2028, this funding enables us to hire key engineering and sales talent, build demonstration kits, and prepare for manufacturing while supporting our existing military contracts with their monthly recurring revenue.


Use of Funds
7.5%
StartEngine platform fees
14.5%
Operations and customer support infrastructure
20.0%
Demo kit development and deployment for customer testing
40%
Engineering team expansion for pre-production activities
18%
Sales team growth to drive military and commercial adoption

WHY INVEST

Target Arm has solved a fundamental problem in drone operations, validated by $5.35M+ in military contracts and backed by $2.5M+ from venture capital, family offices, and angel investors. **We have already booked $3.65M in Revenue.** Our patent protected technology serves multiple billion-dollar markets, with clear revenue paths across government and enterprise customers. This is likely the final opportunity for retail investors before our Series A, with proven technology ready for commercial scaling.


INVEST NOW
Join the Revolution in Drone Mobility

ABOUT

HEADQUARTERS
12 Fisher Ln
Ridgefield, CT 06877

WEBSITE
View Site

Backed by $5.35M+ in 10 DoD contracts, Target Arm's multi-patented, breakthrough technology solves drone mobility's biggest limitation: launching and recovering from moving vehicles; unlocking opportunities in defense, package delivery and first responder applications.

TERMS

Target Arm

Overview

PRICE PER SHARE
$2.25

VALUATION
$68.8M

DEADLINE
Jun. 12, 2025 at 2:42 AM UTC

FUNDING GOAL
$15K - $4.77M

Breakdown

MIN INVESTMENT
$499.50

OFFERING TYPE
Equity

MAX INVESTMENT
$4,774,421.25

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
6,666

MAX NUMBER OF SHARES OFFERED
2,121,965

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$943,356	$1,155,821
Cash & Cash Equivalents	$29,105	$266,551
Accounts Receivable	$39,692	$0
Short-Term Debt	$174,798	$24,250
Long-Term Debt	$662,312	$676,606
Revenue & Sales	$219,098	$566,574
Costs of Goods Sold	$6,872	$0
Taxes Paid	$0	$0
Net Income	-$844,072	-$884,509

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Perks*

Time-Based Perks

Early Bronze - Invest $1,000+ within the first 3 weeks and receive 15% bonus shares

Early Silver - Invest $2,500+ within the first 3 weeks and receive 20% bonus shares

Early Gold - Invest $5,000+ within the first 3 weeks and receive 25% bonus shares

Early Platinum - Invest $10,000+ within the first 3 weeks and receive 30% bonus shares

Early Diamond - Invest $25,000+ within the first 3 weeks and receive 35% bonus shares

Flash 1 - Invest $1,000+ Days 42-47 and receive 10% bonus shares

Flash 2 - Invest $2,500+ Days 42-47 and receive 15% bonus shares

Flash 3 - Invest $5,000+ Days 42-47 and receive 20% bonus shares

Flash 4 - Invest $10,000+ Days 42-47 and receive 25% bonus shares

Flash 5 - Invest $25,000+ Days 42-47 and receive 30% bonus shares

Flash 6 - Invest $1,000+ Days 68-73 and receive 5% bonus shares

Flash 7 - Invest $2,500+ Days 68-73 and receive 10% bonus shares

Flash 8 - Invest $5,000+ Days 68-73 and receive 15% bonus shares

Flash 9 - Invest $10,000+ Days 68-73 and receive 20% bonus shares

Flash 10 - Invest $25,000+ Days 68-73 and receive 25% bonus shares

Volume-Based Perks**

Dream: $5,000+ - Receive 5% Bonus Shares

Impact: $10,000+ Receive 7% Bonus Shares

Empower: $25,000+ Receive 10% Bonus Shares

Inspire: $50,000+ Receive 15% Bonus Shares

Innovate: $100,000+ Receive 25% Bonus Shares

Loyalty Perk

As you are a previous investor or an employee of the company or a friend or family in Target Arm Inc., you are eligible for additional bonus shares (25%).

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Target Arm Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, Loyalty Perk, and Reservations Perk in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jeffrey:

Self-driving cars, artificial intelligence, drone delivery. All of this was hard for us to imagine, until it happened. What's next?

Wherever you are, wherever you're going, you will be connected to your deliveries; giving everyone the freedom to live their most fluid and connected lives on their terms, without the need for a physical address.

I'm Jeff McChesney, CEO & Founder of Target Arm. We believe we have the technology that will propel humanity into a new realm of possibilities.

I first got a sense of this in 2014, when I saw a request from the Department of Defense, looking for a way to do something the world has likely never seen before: launch and recover a drone from any moving vehicle.

I immediately grasped both the lifesaving implications for the military, and the huge commercial opportunity within the over $500 billion package delivery industry and beyond.

A lifesaving blood donation could be quickly sent to a speeding ambulance. A replacement phone could be delivered to a moving train before someone arrives at their destination. A critical prescription drug could be delivered during a commute. And essential parts and supplies could be safely delivered to combat vehicles or naval ships at sea.

*These examples are illustrative of future use cases of our commercially available products.

So, I invented Tular on-the-spot: a versatile drone launch and recovery system for vehicles – and submitted a patent application the next day.

Jeffrey:

Today, our team of robotics engineers, with the help of our expert board of advisors, has made Tular a reality: a tangible and exciting solution for the future of mobility.

With multiple sizes and one-button autonomous operation, we believe the applications of our multi-patented technology are virtually limitless.

Jeffrey:

And that's not just my opinion. We've been awarded $3.5m in funding from our active R&D contracts with the Air Force, won countless awards, and are collaborating with a major automotive manufacturer for commercial and defense applications.

Jeffrey:

As we shift from R&D to sales, our commercial focus is the half trillion dollar package delivery market. Right now, the final mile of a delivery costs an average of $4-5. With our no-stop-needed deliveries, traditional costs like labor and fuel are reduced, which would mean that we could reduce the cost of the last-mile by up to 95%.

And of course, we'll continue to develop next generation solutions.

Jeffrey:

But the true potential of our invention is not limited to package delivery, the military, or to any industry or sector. What it represents is a major step forward where all physical goods can be delivered to you while on-the-move, no matter where you are.

Jeffrey:

Do you want to be a part of history? Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.